Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Golden Star Resources Ltd. (“Golden Star” or the “Company”)

150 King Street West

Sun Life Financial Tower, Suite 1200

Toronto, Ontario

M5H 1J9

Item 2 – Date of Material Change:

May 6, 2015

Item 3 – News Release:

A news release regarding the material change was disseminated by the Company over CNW Group on May 7, 2015.

Item 4 – Summary of Material Change:

On May 6, 2015, Golden Star secured a US$150 million financing with Royal Gold, Inc. (“RGI”) and its wholly-owned subsidiary RGLD Gold AG (“RGLD”). The US$150 million financing consists of a US$130 million stream transaction with RGLD (the “Stream Transaction”) and a US$20 million term loan from RGI (the “Term Loan”).

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

Stream Transaction

Pursuant to the Stream Transaction, RGLD has agreed to pay a wholly-owned subsidiary of Golden Star (the “Seller”) a US$130 million advance payment in exchange for a gold stream on Golden Star’s Bogoso, Prestea and Wassa mines.

Under the purchase and sale agreement governing the Stream Transaction, the Seller will receive an initial US$55 million payment when certain customary conditions precedent have been met and the remaining US$75 million will be paid as spending on the Wassa and Prestea underground mines progresses in line with an agreed payment schedule.

In exchange for the advance payment, the Seller has agreed to sell to RGLD:

•	an initial gold stream of 8.5% of gold production from Bogoso, Prestea and Wassa at a cash purchase price of 20% of spot gold price until 185,000 ounces have been delivered;

•	thereafter a reduced gold stream of 5% of gold production from the properties at a cash purchase price of 20% of spot gold price until a further 22,500 ounces have been delivered; and

•	thereafter a tail gold stream of 3% of gold production from the properties at a cash purchase price of 30% of spot gold price.

After 207,500 ounces of gold have been delivered in full, the Seller will have the option to repurchase 50% of the tail stream thereby reducing the tail stream to 1.5% of gold production. If RGLD elects not to sell 50% of the tail stream back to the Seller, it will be required to increase the tail stream by 50% for the same price that the Seller offered.

For the purpose of determining the gold production that is deliverable to RGLD under the Stream Transaction, the economic effective date of the Stream Transaction is April 1, 2015, with gold production from the economic effective date to be paid in three equal installments every 30 days from the date of the commencement of funding.

In the event that Golden Star expands its operations to outside its current mine license areas in the future, the Seller will have the option to deliver gold ounces from these operations to satisfy the first and second delivery thresholds under the Stream Transaction. However, Golden Star will retain the upside to these new operations as the RGLD tail stream would not be applied.

RGLD’s advance payment will be secured against the Wassa, Bogoso and Prestea assets. RGLD’s security interest in the Wassa, Bogoso and Prestea assets is to be discharged once the aggregate offsets under the Stream Transaction equals the advance payment made by RGLD. RGLD will subordinate its security in support of up to US$25 million in financing from the existing undrawn US$25 million facility with Ecobank Ghana Limited (“Ecobank”) that will remain in place (the “Ecobank II Loan”).

Funding under the Stream Transaction is contingent upon the satisfaction of certain customary conditions precedent, including the registration and filing of RGLD’s security interests in the collateral.

Term Loan

RGI has agreed to provide a wholly-owned subsidiary of Golden Star with a US$20 million secured term loan for a four year period at an interest rate linked to the gold price. The interest rate is calculated as the product of the average spot gold price over the quarter and 62.50% divided by 10,000, and shall not exceed 11.5%. At a gold price of $1,200 this equates to an interest rate of 7.5%.

The Term Loan will be used to retire outstanding indebtedness under the US$50 million existing facility with Ecobank, of which US$38 million is currently outstanding. The remaining US$18 million of this Ecobank facility will be repaid with a portion of the upfront proceeds from the Stream Transaction.

Interest payments on the Term Loan will be made quarterly in arrears and the remaining capital portion of the Term Loan is due on the fourth anniversary of the effective date of the transaction, subject to an agreed quarterly 25-50% excess cash flow sweep from the third quarter of 2017 onwards. There are no early prepayment penalties.

The Term Loan will be secured against the Wassa, Bogoso and Prestea assets. RGI’s security interest in the Wassa, Bogoso and Prestea assets is to be discharged once the obligations under the Term Loan have been fully performed and paid in full. RGI will subordinate its security in support of up to US$25 million in financing from the existing undrawn Ecobank II Loan that will remain in place.

As part of the consideration for the Term Loan, Golden Star has agreed to issue to RGI 5,000,000 warrants exercisable to purchase 5,000,000 common shares of Golden Star at US$0.27 per share for a period of four years from the date of the issuance of the warrants (which is to occur at the time of funding under the Term Loan).

Funding under the Term Loan is contingent upon the satisfaction of certain customary conditions precedent, including the registration and filing of RGI’s security interests in the collateral for the Term Loan.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

André van Niekerk, Executive Vice President and Chief Financial Officer

Item 9 – Date of Report:

May 15, 2015